DC
No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553

[redacted]

06027570

RECD S.E.C.
MAR 1 3 2006
1086

March 10, 2006

James H. Callwood
775 Concourse Village East
Suite 20-G
Bronx, NY 10451

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2006

Re: General Electric Company
Incoming letter dated February 28, 2006

Dear Mr. Callwood:

This is in response to your letter dated February 28, 2006 concerning the shareholder proposal submitted to GE by Sandra G. Holmes. On January 9, 2006, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Acting Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

40545

James H. Callwood
Attorney-at-Law
775 Concourse Village East
Suite 20 -G
Bronx, NY 10451
(Tel) (718) 681-7092
e-mail james.callwood@worldnet.att.net

February 28, 2006

Office of the Chief Counsel
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject: Response to SEC Division of Corporate Finance Letter February 23 2006
Official Inspector General Complaint filed by SH Sandra Holmes Concerning NBC/GE

Attention: Martin P. Dunn
Deputy Director

Dear Mr. Dunn:

As per your instructions in your letter dated February 23, 2006, by this writing, I am formally requesting that the SEC Division of Corporation Finance reconsider its January 9, 2006, response to GE's December 8, 2005, no-action letter, said request for reconsideration being predicated upon facts and arguments in Proponent Sandra Holmes's Official OIG Complaint filed on February 2, 2006.

But in addition to this formal request for reconsideration, I am by this writing, making of record, and pinpointing, certain facts which, are germane to the establishment of a pattern of conduct by the Division of Corporation Finance which I submit, is geared to thwarting a timely, legitimate, consideration of facts and circumstances which have occurred in the Shareowner Proposal process both last year and this year.

Concisely stated, the pattern of irregularities, disingenuous statements, suppression of criminal conduct, and every manner of skulduggery which have been revealed in the OIG Complaint, which occasioned the filing of that complaint are, by extension, repeated in your February 23, 2006.

This letter dated February 23, 2006, 19 days after Proponent's February 5, 2006, follow- up to Proponent's February 2, 2006, OIG Complaint, is nothing more than a disingenuous attempt to establish that the perfunctory response which was issued in your January 9, no-action response was a legitimate reply to a total absence of a response by Proponent when, in fact, it is submitted that said letter is nothing more than an attempt to justify a belated dilatory response to Proponent's allegations in the OIG Complaint in attempting to thwart timely substantive consideration of Proponent's arguments in the OIG Complaint.

Specifically, at the last paragraph of your letter, you state, in relevant part, the following:

> "We are not certain how you wish the Division to treat your complaint for purposes of our January 9, 2006 response to GE's no-action request."

The suggestion that your office "is not certain...", is absurd, in view of the very specific statement on page 2, 3rd full paragraph which states the following:

> "The formal Complaint herein further serves as a Formal Rebuttle to the NBC/GE, No-Action request which was submitted for this Year's Shareowner Proposal on December 8, 2005."

Further, you acknowledge receipt of Proponent's February 5, 2006, follow-up which fully speaks to the fact that the SEC violated statutory requirements regarding the mailing of all correspondence to the attorney of an Proponent who is represented by counsel, and that said failure to mail correspondence to Proponent's attorney occasioned the passage of a significant period of time before Proponent and her attorney were even aware of the fact that the SEC had responded to the no-action request.

Now, 19 days after having received the February 5, 2006, follow-up letter which talks to the skulduggery inherent in the violation of statutory requirements that correspondence be sent to the attorney of an individual represented by counsel, and 22 days after the receipt of the formal OIG Complaint which clearly indicates that said Complaint is intended to serve as a formal rebuttle to the NBC/GE no-action letter of December, 8, 2005, you pretend to not understand how I wish the Division to treat the complaint.

Let's take this a step further.

You also state the following:

> "If you wish to request that the Division reconsider that no-action response in light of facts or arguments that were not presented prior to the issuance of that no-action response, please submit such a request, along with any additional facts or arguments that provide the basis for that request, to the Division's Office of Chief Counsel."

Fine.

But in addition to the above request for "reconsideration", I am reiterating the facts and arguments, which were already made of record in the February 5, 2006, follow-up, regarding the manner in which the SEC has attempted to thwart the timely substantive consideration of all of the facts circumstances and skulduggery which has become an inherent part of this process.

I am also demanding an expeditious response which takes full cognizance of the statutory mandates of Title 17 of the CFR which are so copiously set out in the OIG Complaint.

Sincerely

James H. Callwood

cc: Ronald O. Mueller
Gibson Dunn, & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306